Exhibit 99.42

NEWS RELEASE
December 4, 2019

#2019-14

Midas Gold’s Stibnite Gold Project Continues to Advance

Publication of Draft Environmental Impact Statement for Proposed Stibnite Gold Project Anticipated in Jan. 2020

VANCOUVER, BRITISH COLUMBIA – Midas Gold Corp. (MAX:TSX / MDRPF:OTCQX) reported today that the U.S. Forest Service (“USFS”) has indicated that the Draft Environmental Impact Statement (“EIS”) for the Stibnite Gold Project (“Project”) in Valley County, Idaho, will be made available for public review in January 2020. Midas Gold Idaho continues to work closely with federal and state regulators to ensure that the permitting process remains on track. The USFS also anticipates issuing a Final EIS and Draft Record of Decision (“ROD”) in Q4 2020 and the Final ROD for the Project in Q1 2021. The USFS, as lead agency working in cooperation with the six other federal, state and local agencies responsible for permitting the Project, provided an indication of the timeline as part of a regular update on the Project.

“The USFS and cooperating agencies continue to advance the regulatory review of the Stibnite Gold Project and, in January 2020, the public will be able to begin commenting on our proposed redevelopment and restoration of this historical mining area,” said Laurel Sayer President & CEO of Midas Gold Idaho. “After years of thorough analysis and review, we are much closer to fully realizing the benefits of the Stibnite Gold Project. Through redevelopment of a brownfields site, this Project is designed to restore fish habitat, reconnect salmon to their native spawning grounds and address numerous legacy impacts from historical mining activities to improve water quality. If permitted, we will bring hundreds of well-paying jobs to rural Idaho and invest hundreds of millions of dollars in the state while bringing environmental restoration to a long-abandoned mine site. We want to see all of this happen and we will continue to work closely with regulators to meet the Project timeline.”

Joint Review Process

Seven federal, state and local agencies involved in permitting the Project signed the Stibnite Joint Review Process Memorandum of Understanding (“MOU”) in 2017, committing to work together to evaluate the Plan of Restoration and Operations (“PRO”) for the Project under the National Environmental Policy Act (“NEPA”). The MOU was designed so agencies could collaborate in the review and preparation of the EIS, meet the requirements of the public process and follow a mutually agreed upon schedule. Agency cooperation and collaboration remains key to the timeliness and completeness of the process.

Permitting Process & Schedule

The PRO was accepted as complete by the USFS in December 2016, and the USFS conducted Public Scoping in June and July of 2017. Since that time, the USFS, their contractor AECOM, and other cooperating agencies have continued with their review of the PRO, baseline data and public comments, defining potential alternatives and analyzing them, and reviewing additional information they requested and which Midas Gold Idaho has provided. In response to agency comments and, based on results of modelling performed by Midas Gold Idaho, Midas Gold Idaho modified a number of Project components to reduce Project footprint, improve water quality and enhance habitat. This modified PRO (“ModPRO”) is being considered alongside other alternatives being assessed by the regulators under NEPA.

Under NEPA, regulators need to ensure that they meet the regulatory requirements to support a robust and defensible Record of Decision. During the review process, regulators filed 127 requests for additional information (“RFAI”) and have submitted multiple additional requests for clarification to Midas Gold Idaho to ensure the thoroughness of the environmental impact analysis and to aid in their careful consideration of the proposed plan and various alternative development scenarios, including those set out in the ModPRO.

“Our team is working hard to design, permit and build a modern mining project that can be profitable and have a positive impact on the local community and environment,” said Laurel Sayer, CEO of Midas Gold Idaho. “The review by the USFS is comprehensive and thorough and will help make our project better. In fact, through the permitting process, we have been able to identify multiple refinements to our initial proposal that reduce the Project impact and improve environmental outcomes, including those detailed in the modified PRO. We are proud of the work we have completed and look forward to moving into the next phase of permitting.”

Next Steps in the Regulatory Process

The Draft EIS is the culmination of a thorough environmental analysis and assessment of multiple alternatives, which is required by NEPA. Once the Draft EIS is released, which the USFS has indicated should take place in January 2020, there will be a minimum of a 45-day public comment period as required by NEPA. Immediately following the public comment period, the USFS and cooperating agencies will respond to all comments and produce the Final EIS and a Draft ROD, which is anticipated to occur in Q4 2020. Upon publication of the Final EIS, there would be a period for objections and resolution before a Final ROD is published. The Final ROD is now anticipated in Q1 2021. A positive final decision would allow Midas Gold Idaho to seek the issuance of the final permits that are dependent on the ROD being issued. Additional details on the schedule will be announced by the USFS on or about January 2, 2020.

Feasibility Study Status

Midas Gold Idaho’s technical team and consultants continue to advance the feasibility study for the Project; the study will be completed following the issuance of the Draft EIS, to ensure that Project components included in the Draft EIS are addressed in the study. While substantially all of the work related to mineral resource estimation, metallurgy, ore processing, geotechnical, tailings management, mining, surface and ground water management, infrastructure (including access road, powerline, tunnel, and worker housing) and other aspects of the Project needed to support a feasibility study are well advanced, finalization of the design, capital and operating costs, and the technical report, are awaiting completion of various ongoing optimization studies and publication of the Draft EIS.

As previously disclosed, the feasibility study will incorporate the results of a number of Project optimizations, including updated mineral resource estimates, results of optimized metallurgy and processing, optimized layout and plant design, and other considerations. A number of these optimizations are focused on reducing potential environmental effects and impacts from mine redevelopment, reducing technical risks, and to enhance the restoration of the site to ensure a healthy, sustainable ecosystem during and after operations. The extended permitting schedule has provided the opportunity to undertake value engineering exercises and third-party reviews that would typically be completed after a feasibility study. The results of these processes have led to optimization and risk reduction in various aspects of the Project, including: the process flowsheet; plant layout; mine planning, scheduling and stockpiling; and sitewide water management.

Litigation Update

As announced on June 7, 2019, Midas Gold reported that it and its subsidiaries were advised by the Nez Perce Tribe (“Tribe”) that it intended to initiate legal action against the Corporation and its subsidiaries related to water quality impacts due to historical mining activity prior to Midas Gold's and its subsidiaries involvement with the site. The Tribe subsequently filed the legal action in the U.S. District Court of Idaho on August 8, 2019 and the Corporation and its subsidiaries are defending against the litigation, filing several responses to the allegations requesting the Federal court to stay the proceedings while negotiations with the U.S. Environmental Protection Agency (“EPA”), the Idaho Department of environmental Quality (“IDEQ”) and the USFS are proceeding on an agreement to further address site conditions under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”). The Corporation and its subsidiaries are also requesting the Federal Court to dismiss the action. Should such an agreement be concluded, the Tribe’s lawsuit is required to be dismissed under CERCLA.

Neither Midas Gold nor its subsidiaries caused the current water quality issues at the site. Neither Midas Gold nor its subsidiaries have ever conducted any mining operations at site and therefore have no control or responsibility for any pollutant discharges on the site. Midas Gold's subsidiaries’ actions on the Project site have been limited to studying current mineral resource potential and environmental conditions in the Stibnite Mining District, evaluating the optimal solutions for remediation and restoration and presenting those solutions to the governmental agencies with appropriate regulatory authority as part of an integrated redevelopment plan for the site. Midas Gold’s subsidiaries have routinely and regularly communicated with environmental regulators on the issue of the site's water quality. Midas Gold’s subsidiaries have regularly reported to the Federal and State regulators current information on the condition of surface and groundwater and are working closely with the IDEQ and the EPA to gain permission to take further action and learn more about the specific causes of degraded water quality.

Midas Gold continues to believe that the best solution for the site is for all stakeholders to work together to implement the comprehensive reclamation and restoration of the numerous legacy issues around the site, funded through cash flow from the redevelopment of the site as a modern mining operation.

Stibnite Gold Project Permitting Background

A detailed presentation on the PRO can be found at www.midasgoldcorp.com. Details of previous news releases and technical studies can be found filed under Midas Gold’s profile on SEDAR (www.sedar.com) or at www.midasgoldcorp.com.

For further information about Midas Gold Corp., please contact:

Liz Monger -- Manager, Investor Relations

(t): 778.724.4704

(e): info@midasgoldcorp.com

Facebook: www.facebook.com/midasgoldidaho

Twitter: @MidasIdaho

Website: www.midasgoldcorp.com

About Midas Gold and the Stibnite Gold Project

Midas Gold’s subsidiaries are focused on the exploration and, if warranted, site restoration and development of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho that are encompassed by its Stibnite Gold Project.

Forward-Looking Information

Statements contained in this news release that are not historical facts are "forward-looking information" or "forward-looking statements" (collectively, "Forward-Looking Information") within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward Looking Information includes, but is not limited to, disclosure regarding possible events, next steps and courses of action including actions to be taken by the USFS, the State of Idaho and other government agencies and regulatory bodies; the indication of timeline provided by the USFS; the anticipated timing for issuance of the draft and final EIS and ROD; the potential for job creation, investment and environmental restoration; next steps in the regulatory process including, but not limited to, the timing for receipt of and responses to public comments, and the announcement by the USFS of additional details on the schedule; and the expected timing for completion of the feasibility study for the Project and the projected contents of the feasibility study; . In certain cases, Forward-Looking Information can be identified by the use of words and phrases or variations of such words and phrases or statements such as "anticipates", "complete", "comprehensive", "defensible", "ensure", "potential" and "robust", in relation to certain actions, events or results "could", "may", "will", "would", be achieved. In preparing the Forward-Looking Information in this news release, Midas Gold has applied several material assumptions, including, but not limited to, assumptions that the current objectives concerning the Stibnite Gold Project can be achieved and that its other corporate activities will proceed as expected; that general business and economic conditions will not change in a materially adverse manner; that the formal review process under the NEPA (including a joint review process involving the USFS, the State of Idaho and other agencies and regulatory bodies) as well as the public comment period and EIS will proceed in a timely manner and as expected; that all requisite information will be available in a timely manner; that the progression of the litigation involving the Nez Perce Tribe will proceed and be ruled on by the court on the basis and within the time frame as expected. Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Midas Gold to be materially different from any future results, performance or achievements expressed or implied by the Forward-Looking Information. Such risks and other factors include, among others, changes in laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may result in unforeseen results in the review process under the NEPA; uncertainty surrounding input to be received pursuant to the public comment period; risks related to dependence on key personnel; risks related to unforeseen delays in the review process including availability of personnel from the USFS, State of Idaho and other agencies and regulatory bodies (including, but not limited to, future US government shutdowns); risks related to the outcome of litigation and potential for delay of the Project; risks related to opposition to the Project, as well as those factors discussed in Midas Gold's public disclosure record. Although Midas Gold has attempted to identify important factors that could affect Midas Gold and may cause actual actions, events or results to differ materially from those described in Forward-Looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-Looking Information. Except as required by law, Midas Gold does not assume any obligation to release publicly any revisions to Forward-Looking Information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.